Acer Therapeutics Inc.

One Gateway Center, Suite 351

300 Washington Street

Newton, MA 02458

December 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Abby Adams

RE:	Acer Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-261342
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Acer Therapeutics Inc. hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Time, on Tuesday, December 7, 2021, or as soon thereafter as may be practicable.

Very truly yours,

ACER THERAPEUTICS INC.

By:	/s/ Harry S. Palmin
Harry S. Palmin
Chief Operating Officer and Chief Financial Officer

cc: Patty M. DeGaetano, Esq.